

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Eric J. Lindberg, Jr.
Chief Executive Officer
Grocery Outlet Holding Corp.
5650 Hollis Street
Emeryville, California 94608

> **Re: Grocery Outlet Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 19, 2019**
> **CIK No. 0001771515**

Dear Mr. Lindberg:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: William B. Brentani